Correspondence

August 21, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Suzanne Hayes

Re:
Riot Blockchain, Inc.
Current Report on Form 8-K filed October 4, 2017
Response Letter dated March 26, 2018
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2018
Response Letter dated June 29, 2018
File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Blockchain, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the Staff’s comment letter dated August 2, 2018.

SEC Comment

Amendment No. 2 to Form 10-K

General

1.
We note your responses to comments 2, 13 and 14 in your letter dated June 29, 2018. We are not issuing additional comments with respect to these issues at this time. Our decision not to issue additional comments should not be interpreted to mean that we  agree with your analysis.

Response:

The Company notes the staff’s response.

Item 1. Business, page 3

2.
We acknowledge your revised disclosures in response to prior comment 5. Please reconcile your revised disclosures on page 5, which state that Logical Brokerage will initially serve as an exchange for Bitcoin and Ethereum, and your revised disclosures on page 6, which state that the initial cryptocurrencies on Logical Brokerage will consist of Bitcoin, Bitcoin cash, Ethereum, and Litecoin. In addition, if you plan for the exchange to also be a platform for Litecoin and Bitcoin cash, please confirm that in future filings you will expand your second risk factor on page 27 to disclose your additional regulatory obligations if these cryptocurrencies are determined to be securities.

Response:

Logical Brokerage is currently in the planning stage, and its plan of operation is not complete. The cyrptocurrencies that will initially be traded on the exchange have not yet been determined, and will depend on regulatory approvals. Such initial crypotocurrencies may include Bitcoin and Ethereum, and possibly other cryptocurrencies. The Company will clarify this in future filings, and expand its risk factor disclosure to disclose possible additional regulatory obligations if such additional crypotcurrencies are determined to be securities.

3.
We acknowledge your revised disclosure in response to prior comment 9. However, please tell us, and in future filings, explain, what retail clients going through "multiple trusted and vetted third parties" to buy and sell on your planned exchange. means In addition, explain whether residents of Wyoming and Hawaii would be permitted to use the exchange platform during visits to other states, and if not, how you plan to limit their ability to do so. Lastly, tell us, and in future filings, explain your potential consequences if such residents are found to have used Logical Brokerage's services despite your efforts to prevent them from doing so.

Response:

Logical Brokerage Corporation is evaluating licensing relationships with several software service providers that enable the operation of its cryptocurrency exchange.  Logical Brokerage may engage identity verification and compliance providers to support services for “know your customer” and anti-money laundering proofing. Logical Brokerage may also engage financial services partners as required for banking, custody of cryptocurrency, payment processing, marketing, and core platform products for trading services. Logical Brokerage will vet these third parties for their compliance with applicable laws and data privacy standards.

All users registered on Logical Brokerage’s exchange platform will be required to supply proper documentation in accordance with KYC and AML standards.  In addition to third party verification services, Logical Brokerage will validate user documentation and KYC information directly. Users of Logical Brokerage’s website will be required to provide proof of residence in the United States of America and within states where Logical Brokerage is licensed and approved to offer exchanges services. Users residing outside of these areas will not be allowed to fund trading accounts or access Logical Brokerage services. Logical Brokerage will make commercially reasonable efforts to block inappropriate access utilizing potential methods such as IP address whitelisting and geolocation services. User accounts that have provided false or fraudulent documentation, violate our terms of service, or compliance requirements will be shut down in accordance with Logical Brokerage’s KYC / AML policy and end user license agreement.

The Company will include such disclosure in its future filings.

4.
We acknowledge your revised disclosure in response to prior comment 9. In future filings, please expand your disclosures to more fully discuss steps you have taken in preparing to launch your cryptocurrency exchange. In addition, if such launch is expected to require material commitments for capital expenditures or will have a material effect on your liquidity, revise to include these disclosures.

Response:

The Company included expanded disclosures in the June 30, 2018 Form 10-Q, Item 2, under Liquidity and Capital Resources in the discussion of RiotX, discussing the initial steps being taken  to prepare for launching the cryptocurrency exchange and will expand its disclosures as appropriate, in future filings to more fully discuss steps it has taken in preparing to launch its cryptocurrency exchange and to revise its disclosures regarding capital expenditures and liquidity.

5.
We acknowledge your revised disclosure in response to prior comment 4. In future filings, please expand your disclosure in the Business section to discuss your current or planned security and custodial practices with respect to your digital exchange.

Response:

The Company will expand its disclosures as appropriate, in the Business section to discuss its current or planned security and custodial practices with respect to the digital exchange.

Item 10. Directors, Named Executive Officers and Corporate Governance, page 44

6.
We acknowledge your revised disclosure in response to prior comment 11 and reissue the comment as it does not describe the principal business of Sandstone Strategies. Please note that Item 403 (e) requires a description of the business background of each director, including the name and principal business of any corporation or other organization in which such director was employed or carried out his occupation.

Response:

The Company has added the following disclosure in the Company’s 10-Q  for the period ended June 30, 2018:

The following biographical information regarding Remo Mancini, a director of the Company, supplements the Company’s Form 10-K for the year ended December 31, 2017:

Remo Mancini has been a director of the Company since February 2018. Mr. Mancini presently serves as a professional director on boards with significant experience at senior levels in both government and the private sector. He served in the Legislative Assembly of Ontario, Canada (Liberal Party member) from 1975-1993. During this time Mr. Mancini held a number of notable positions including Minister of Revenue, Parliamentary Assistant to the Premier, Official Opposition Party House Leader, and Chairman of the Public Accounts Committee. He combines his experience as a former Canadian and U.S. senior corporate executive, corporate director and former Ontario Cabinet Minister to bring a valuable perspective to business affairs, senior executive management, and corporate governance. This extensive experience in both the public and private sector positions him to lead organizations, offer insightful decisive management guidance, and board leadership.  He has served on a number of Boards of both publicly listed and private companies. He has earned the internationally recognized designation of ICD.D and is a graduate of the Directors Education Program offered by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management. Mr. Mancini is the sole owner and President of Sandstone Strategies Inc., established in 2004. Mr. Mancini’s services are the sole activity provided by Sandstone Strategies Inc., which serves as a professional services corporation for Mr. Mancini that is compensated when Mr. Mancini’s services are sought. In the past 10 years Mr. Mancini has provided services for Melior Resources Inc., Estrella International Energy Services Ltd., Niocan, Inc., Cadman Resources Inc., and Niocan Inc., through which he has received compensation paid to Sandstone Strategies. Sandstone has no employees other than Mr. Mancini.

Very truly yours,

/s/ Harvey Kesner